Exhibit 16.1

January 3, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated January 3, 2022, of Tuesday Morning Corporation and are in agreement with the statements contained in the second, third, fourth and fifth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP